SONIC ENVIRONMENTAL SOLUTIONS INC.
Suite 2100 –1066 West Hastings Street
Vancouver, British Columbia V6E 3X2
Telephone No.: (604) 736-2552 Fax No.: (604) 736-2558

PROXY

This proxy is solicited by the management of SONIC ENVIRONMENTAL SOLUTIONS INC. (the “Company”) for the Annual and Special Meeting of its shareholders to be held on June 22, 2006 (the “Meeting”).

The undersigned (“Registered Shareholder”) hereby appoints, Adam R. Sumel, President, Chief Executive Officer and a Director of the Company, or failing this person, Edward Farrauto, Secretary and Chief Financial Officer of the Company, or in the place of either of the foregoing, ________________________________ (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting and at any adjournment thereof, to the same extent and with the same powers as if the Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	Appointment of Staley, Okada & Partners, Chartered Accountants, as auditors of the Company.		N/A
2.	To authorize the Directors to fix the Auditors’ remuneration.			N/A
3.	To determine the number of Directors at 6.			N/A
4.	To elect as Director, Adam R. Sumel.		N/A
5.	To elect as Director, Richard Ilich.		N/A
6.	To elect as Director, Douglas B. Forster.		N/A
7.	To elect as Director, Roderick O. McElroy.		N/A
8.	To elect as Director, David Coe.		N/A
9.	To elect as Director, Alan Cash.		N/A
10.	To approve an ordinary resolution to amend the escrow agreement of the Company.			N/A
11.	To approve an increase in the number of shares available for issuance under the Company’s share option plan.			N/A
12.	To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.		N/A

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

SHAREHOLDER SIGN HERE: _____________________________________________________________

DATE SIGNED: _________________________________________________________________________

THIS FORM MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

2.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

3.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

4.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the follow:

(a) appoint one of the proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b) appoint a proxyholder other than one of the proxyholders named on the Instrument of Proxy, who need not be a shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

5.

The shares represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any ballot that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

6.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior Instrument of Proxy.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of “PACIFIC CORPORATE TRUST COMPANY” no later than forty eight (“48”) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time of the Meeting, or adjournment thereof.
The mailing address of Pacific Corporate Trust Company is 2nd Floor, 510 Burrard Street, British Columbia, V6C 3B9,
and its fax number is (604) 689-8144.